Voltari Corporation

601 West 26th Street, Suite 415

New York, NY 10001

March 18, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Barbara C. Jacobs, Assistant Director

Re:	Voltari Corporation
Amendment No. 2 to Registration Statement on Form S-4 Filed March 13, 2013
File No. 333-185564

Ladies and Gentlemen:

This letter is in response to the letter (the “Comment Letter”) dated March 15, 2013 sent by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Voltari Corporation (f/k/a Mobile Systems Corp.) (the “Company”) regarding Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 filed by the Company on March 13, 2013 (the “Registration Statement”). The numbering below corresponds to the numbering in the Comment Letter, and the Company’s response is preceded by the text of the Staff’s comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

The Company has attached for filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 reflects those changes made to the prior filing in response to the Comment Letter and updates certain information related to Motricity Inc.’s Nasdaq listing.

Voting, page 8

1.	Staff Comment. We note your response to prior comment 8. Please explain to us how you concluded that none of the discussions constituted a solicitation. See Exchange Act Rule 14a-1(l).

Company Response. As previously noted, representatives of entities associated with Carl Icahn have, from time to time, expressed concern about the possibility that Motricity’s ability to make use of its NOLs, a significant Motricity resource, could be limited or impaired as a result of trading in Motricity’s common stock. In the course of developing the terms of the Reorganization, and prior to the execution of the Merger Agreement, officers of Motricity had discussions with professionals providing services to entities associated with Carl Icahn to explore possible ways to preserve the value of the NOLs.

For purposes of this response, Carl Icahn, entities associated with him and the professionals providing services to such entities are collectively referred to as the “Subject Parties” and each, a “Subject Party.”

The Company does not believe the discussions it had with any Subject Party constitute a “solicitation” as defined in Rule 14a-1(l) of the Securities Exchange Act of 1934. Neither Motricity

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 18, 2013

nor anyone acting on Motricity’s behalf has, during the course of these discussions and through the date hereof:

•	requested a proxy whether or not accompanied by or included in a form of proxy, from any Subject Party;

•	requested any Subject Party to execute or not to execute, or to revoke, a proxy; or

•	furnished any Subject Party a form of proxy or other communication under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

Motricity appreciates that the terms “solicit” and “solicitation” in Rule 14a-1(l) “include” the actions addressed above, but are not necessarily limited to such actions. Motricity believes that neither the substance of its discussions with the Subject Parties about the need to protect Motricity’s NOLs, nor any actions it may have taken in connection therewith, were in any way designed or calculated to obtain a proxy or to solicit or otherwise influence a vote by a security holder of Motricity. See Broker-Dealer Participation in Proxy Solicitations, Release No. 34-7208 (Jan. 7, 1964) (“Whether or not a particular communication falls within [the Rule 14a-1 definition of solicitation] is a question of fact dependent both upon the nature of the communication and the circumstances under which it is transmitted.”).

Certain Subject Parties initiated discussions with Motricity to express concern about Motricity’s inability to ensure the availability and full use of the NOLs, a valuable Motricity resource. Motricity independently shared those concerns. Motricity developed a preliminary set of strategies designed to protect the NOLs. Professionals providing services to entities associated with Carl Icahn had discussions with officers of Motricity in order for those entities to share their views with respect to the potential advantages and disadvantages of those strategies. The parties discussed the significance of the value of Motricity’s NOLs and possible alternative structures to protect those NOLs, including through the implementation of a rights plan (“poison pill”), a charter amendment or a reorganization transaction. These discussions included discussions of the relative effectiveness of various structures considered, the anticipated tax consequences of any such proposals, the effectiveness of such proposals under Delaware General Corporation Law, and the impact, if any, such structures could have on the business of Motricity. As a result of these discussions, Motricity engaged first Ernst & Young LLP and, later, SNR Denton US LLP, to assist it in further developing, refining and implementing a strategy to protect the NOLs. Motricity has not engaged in any follow-on substantive discussions with representatives of Mr. Icahn regarding the Reorganization since the execution of the Merger Agreement. Motricity at no time took any action to solicit a proxy from Carl Icahn or any other Subject Party nor has it requested or received any assurance that any of the common stock or preferred stock held by a Subject Party will be voted in favor of any of the proposals set forth in the Registration Statement.

Even if Motricity’s discussions with the Subject Parties were deemed to be a solicitation under Rule 14a-1(l), the Staff should not consider them problematic because of the context in which they occurred. Here, the conversations were in effect between Motricity and its largest stockholder, in anticipation of the proposed Reorganization. We note that the Staff has long recognized traditional practice in business combinations, and has even permitted major stockholders and key executives to enter into voting agreements in the context of a merger transaction. See Current Issues and Rulemaking Projects Outline at §VII.A.8 (third paragraph), in which the Staff provided the following guidance:

The use of “lock-up agreements” in business combination transactions is common. What is not common or consistent is the extent to which these agreements may be used to lock up target shareholders beyond key executives and “blocking” shareholders of the target. While the signing of a lock-up agreement may constitute the making of an investment decision, the staff, noting the realities of these transactions, traditionally has not raised issues with respect to these agreements in connection with acquisitions of public companies.

As set forth in the Registration Statement, as of the record date, Carl Icahn was Motricity’s single largest stockholder. Through his control over approximately 14.5% of our common stock and 95.5% of our Series J preferred stock, he controls approximately 55.9% of the votes entitled to be cast with respect

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 18, 2013

to the Reorganization. He is therefore effectively a blocking shareholder. As a result and in accordance with the Staff’s guidance, Motricity not only would have been permitted to communicate with Mr. Icahn in connection with structuring the Reorganization, but also to have obtained a lock-up agreement from Mr. Icahn to cause the shares he beneficially owns to vote in favor of the Reorganization. As it was, no such lock-up agreement or any commitment on the part of Carl Icahn or any other Subject Party with respect to the voting of shares he beneficially owns was sought or obtained. Rather Motricity merely, as a measure of prudence, before embarking on the cost and expense of the proposed Reorganization, reached out to representatives associated with its largest and blocking shareholder in advance of entering into the Merger Agreement for the Reorganization. As a result, Motricity believes that its interactions with Mr. Icahn’s representatives fall well within the staff’s guidance and did not constitute an impermissible solicitation

Proposal 1 — Reorganization

Material Federal Income Tax Consequences, page 48

2.	Staff Comment. We note your response to prior comment 10. The penultimate paragraph on page 49 states that this section contains the company’s opinion as to the tax consequences of the Reorganization, and SNR Denton’s tax opinion appears to be limited to concluding that the Reorganization qualifies as an exchange. Similarly, the third paragraph on page 63 states your opinion as to the tax consequences of the Reverse Stock Split, and SNR Denton’s tax opinion appears to be limited to concluding that the Reverse Stock Split qualifies as a “recapitalization.” SNR Denton must give an opinion supporting all of the material tax matters described in the filing and the consequences to security holders. See Item 601(b)(8) of Regulation S-K and for guidance, refer to Section III.A.1 of Staff Legal Bulletin No. 19. Please revise the filing and Exhibit 8.1 accordingly.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

Exhibits and Financial Statement Schedules, page II-2

3.	Staff Comment. We note your response to prior comment 14. Please disclose, where appropriate, that the exhibits incorporated by reference were filed by Motricity, Inc.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

Exhibit 8.1

4.	Staff Comment. We note your response to prior comment 19. It appears that counsel is attempting to use a “long-form” opinion. If correct, please ensure that the opinion and the disclosure in the registration statement are consistent. If, however, counsel is using a “short-form” opinion, Exhibit 8.1 must state clearly that the disclosure in the tax consequences section of the registration statement is the opinion of counsel, and the registration statement disclosure must clearly identify and articulate the opinion being rendered. For guidance, refer to Section III.B of Staff Legal Bulletin No. 19.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

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United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 18, 2013

5.	Staff Comment. We note your response to prior comment 20. As previously requested, counsel must state that it consents to the discussion of its tax opinion in the registration statement. For guidance, refer to Section IV of Staff Legal Bulletin No. 19.

Company Response. To address the Staff’s Comment, counsel has revised its opinion. The Company has refiled this revised opinion as Exhibit 8.1.

Please do not hesitate to contact the undersigned at (646) 561-5695 or the Company’s legal counsel Samuel P. Williams of Brown Rudnick LLP at (617) 856-8353 to discuss any of the matters discussed in this letter.

Very Truly Yours, VOLTARI CORPORATION

/s/ Richard Sadowsky
Richard Sadowsky Chief Administrative Officer and General Counsel

cc: Samuel P. Williams, Esq.